UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Synthorx, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
87167A103
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP VII LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 11, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87167A103
1	NAME OF REPORTING PERSON OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,316,355
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,316,355
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,316,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.60%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*
This percentage is calculated based upon 32,017,228 shares of common stock outstanding of Synthorx, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on December 7, 2018 and giving effect to the additional 1,786,909 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

CUSIP No. 87167A103
1	NAME OF REPORTING PERSON OrbiMed Capital GP VII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,316,355
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,316,355
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,316,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.60%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*
This percentage is calculated based upon 32,017,228 shares of common stock outstanding of Synthorx, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on December 7, 2018 and giving effect to the additional 1,786,909 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share (the “Shares”) of Synthorx, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 11099 N. Torrey Pines Road, Suite 190, La Jolla, California 92037.  The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “THOR”.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On November 26, 2018, in connection with, and prior to the completion of the IPO (as defined below), the Issuer effected a 1-for-1.60224 reverse stock split of its Shares and a proportional adjustment to the existing conversion ratios for the Issuer’s outstanding preferred stock (the “Reverse Stock Split”).  On December 11, 2018, the Issuer completed its initial public offering pursuant to which the Issuer agreed to issue and sell to the participants 11,912,727 Shares (the “IPO”).  The purchase price for each Share was $11.00.  As a result of the IPO, the Issuer’s total number of outstanding Shares increased to 32,017,228.

Item 2.	Identity and Background

(a)          This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, and OrbiMed Capital GP VII LLC (“GP VII”), a limited liability company organized under the laws of Delaware (collectively, the “Reporting Persons”).

(b) – (c), (f) Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP VII, which is the sole general partner of OrbiMed Private Investments VII, LP (“OPI VII”), which holds Shares, as described herein. Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

  GP VII has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of Advisors and GP VII are set forth on Schedules I and II attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)          name;

(ii)          business address;

(iii)           present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)          citizenship.

(d) – (e)  During the last five years, neither the Reporting Persons nor any person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On and prior to the close of April 12, 2018, Advisors and GP VII, pursuant to their authority under the limited partnership agreement of OPI VII, as more particularly referred to in Item 6 below, caused OPI VII to purchase 2,638,836 shares of Series C Preferred Stock of the Issuer.  In connection with the IPO, shares of Series C Preferred Stock were adjusted as a result of the Reverse Stock Split and subsequently converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of November 1, 2018, Advisors and GP VII, pursuant to their authority under the limited partnership agreement of OPI VII, as more particularly referred to in Item 6 below, caused OPI VII to purchase 3,694,370 shares of Series C Preferred Stock of the Issuer.  In connection with the IPO, shares of Series C Preferred Stock were adjusted as a result of the Reverse Stock Split and subsequently converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of December 11, 2018, Advisors and GP VII, pursuant to their authority under the limited partnership agreement of OPI VII, as more particularly referred to in Item 6 below, caused OPI VII to purchase 1,363,636 Shares in the IPO.

The source of funds for such purchases was the working capital of OPI VII and capital contributions made to and OPI VII.

As a result of the transactions described in this Item 3, the Reporting Persons may collectively be deemed to be the beneficial owners of approximately 16.60% of the outstanding Shares.  GP VII, as the general partner of OPI VII, may be deemed to be the beneficial owner of approximately 16.60% of the outstanding Shares.  Advisors, as the managing member of GP VII, may be deemed to be the beneficial owner of approximately 16.60% of the outstanding Shares.  None of the Reporting Persons have acquired or disposed of any additional Shares since December 11, 2018.

Item 4.	Purpose of Transaction

The Shares initially have been acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI VII.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)          As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 5,316,355 Shares held of record by OPI VII.  Based upon information contained in the Issuer’s Rule 424(b)(4) Prospectus, dated December 6, 2018 and filed with the SEC on December 7, 2018, such Shares constitute approximately 16.60% of the issued and outstanding Shares.  Advisors, pursuant to its authority as the sole managing member of GP VII, which is the sole general partner of OPI VII, may be deemed to indirectly beneficially own the Shares held by OPI VII.  GP VII, pursuant to its authority as the general partner of OPI VII, may be deemed to indirectly beneficially own the Shares held by OPI VII.  As a result, Advisors and GP VII share the power to direct the vote and to direct the disposition of the Shares held by OPI VII.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by the Reporting Persons.

In addition, Advisors and GP VII, pursuant to their authority under the limited partnership agreement of OPI VII, prior to the date of this filing, caused OPI VII to enter into the agreements referred to in Item 6 below.

(c)  Except as disclosed in Item 3, none of the Reporting Persons has effected any transaction during the past sixty (60) days in any Shares.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 of the Statement, GP VII is the sole general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII.  Advisors is the sole managing member of GP VII, pursuant to the terms of the limited liability company agreement of GP VII.  Pursuant to these agreements and relationships, Advisors and GP VII have discretionary investment management authority with respect to the assets of OPI VII.  Such authority includes the power of GP VII to vote and otherwise dispose of securities purchased by OPI VII.  The number of outstanding Shares held of record by OPI VII is 5,316,355. Advisors and GP VII may each be considered to hold indirectly 5,316,355 Shares.

Peter Thompson (“Thompson”), an employee of Advisors, has been a member of the Board of Directors of the Issuer since April 2018, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. From time to time, Thompson may receive additional stock options or other awards of equity‑based compensation pursuant to the Issuer’s compensation arrangements for non‑employee directors.  Thompson is obligated to transfer any Shares issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such Shares or economic benefits are provided to OPI VII.

Lock-Up Agreement

In connection with the IPO, OPI VII entered into a lock-up agreement with the Issuer (the “Lock-Up Agreement”).  The Lock-Up Agreement provides that, subject to limited exceptions, OPI VII will not, during the period ending 180 days after the date of the IPO (the “Lock-Up Period”), directly or indirectly (1) sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Shares or securities convertible into or exercisable or exchangeable for Shares with respect to which OPI VII has or acquires the power of disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of any such Shares.

After the Lock-Up Period expires, the Reporting Persons’ Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable U.S. securities laws.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

Investors Rights Agreement

In addition, OPI VII and certain other stockholders of the Issuer entered into an amended and restated investors’ rights agreement with the Issuer (the “Investors Rights Agreement”), dated as of April 12, 2018.  Pursuant to the Investor Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Registration Rights

Following the closing of the IPO, the holders of a certain number of Shares, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to the Investors Rights Agreement.

Demand Registration Rights

Pursuant to the Investor Rights Agreement, at any time beginning on the earlier of April 12, 2023 or six months following the effectiveness of the IPO, the holders of 30% or more of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register some or all of their registrable securities, subject to certain specified conditions and exceptions.   The Issuer is required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. Such request for registration must cover a majority of the registrable securities held by the holders initiating the registration request (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $10,000,000 million).  The Issuer is not obligated to effect more than two of these registrations.

Form S-3 Registration Rights

Pursuant to the Investor Rights Agreement, if at any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors Rights Agreement, holders of at least 10% or more of the registrable securities may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their shares, so long as such request covers securities the aggregate offering price of which, after payment of selling expenses, equals or exceeds $1,000,000. The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

Piggyback Registration Rights

Pursuant to the Investors’ Rights Agreement, if the Issuer registers any of its securities either for its own account or for the account of other security holders, the holders of Shares are entitled to include their Shares in the registration, subject to certain marketing and other limitations.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of, among other things, material misstatements or omissions in the registration statement attributable to the Issuer, and the parties to the Investor Rights Agreement are obligated to indemnify the Issuer for, among other things, material misstatements or omissions attributable to them.

Termination of Registration Rights

The registration rights under the Investor Rights Agreement terminate upon the earliest to occur of: (i) the fifth anniversary of the completion of the IPO; (ii) with respect to the registration rights of an individual holder, such time the holder can sell all of its Shares in compliance with Rule 144 or another similar exemption under the Securities Act in any three-month period without registration; and (iii) a Deemed Liquidation Event (as defined in the Issuer’s Certificate of Incorporation), pursuant to which all proceeds received by such individual holder are cash or immediately freely tradeable equity securities, or pursuant to which the such holder receives registration rights substantially similar to those set forth in the Investor Rights Agreement.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP VII LLC.
2.
Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-228355), filed with the SEC on November 27, 2018).

3.
Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of April 12, 2018 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-228355), filed with the SEC on November 13, 2018).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2018

OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
Name: Jonathan T. Silverstein
Title: Member of OrbiMed Advisors LLC

OrbiMed Capital GP VII LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Jonathan T. Silverstein
Name: Jonathan T. Silverstein
Title: Member of OrbiMed Advisors LLC

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP VII LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP VII LLC.
2.
Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-228355), filed with the SEC on November 27, 2018).

3.
Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of November 7, 2017 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-228355), filed with the SEC on November 13, 2018).